UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission File Number: 0-29946
Qiao Xing Universal Resources, Inc.
(Translation of registrant’s name into English)
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong, People’s Republic of China 516023
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

QIAO XING UNIVERSAL RESOURCES, INC.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
(011) 86-752-2820-268
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held Friday, December 24, 2010
To Our Shareholders:
     PLEASE TAKE NOTICE that our annual meeting of shareholders will be held at 20th Floor, No. 633 King’s Road, North Point, Hong Kong, on Friday, December 24, 2010, at 11:00 a.m., local time, for the following purposes:
     1. To elect five directors to hold office for the term specified in the proxy statement or until their successors are elected and qualified; and
     2. To transact such other business as may properly come before the meeting or any adjournment.
     The board of directors has fixed the close of business on October 29, 2010 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment. A proxy statement which describes the foregoing proposals and a form of proxy accompany this notice.

Dated: November 3, 2010	By Order of the Board of Directors Wenjun Xiao, Secretary

Important Notice Regarding Availability of Proxy Materials
For the Annual Meeting of Shareholders to be Held on December 24, 2010
The proxy statement and annual report on Form 20-F are available at
www.edocumentview.com/XING.
IMPORTANT
     Whether or not you expect to attend the meeting, please execute the accompanying proxy and return it promptly in the enclosed reply envelope which requires no postage. If you grant a proxy, you may revoke it at any time prior to the meeting. Also, whether or not you grant a proxy, you may vote in person if you attend the meeting.

QIAO XING UNIVERSAL RESOURCES, INC.
Qiao Xing Science Industrial Park
Tang Quan
Huizhou City, Guangdong,
People’s Republic of China 516023
PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
To Be Held Friday, December 24, 2010
SOLICITATION OF PROXY
     The accompanying proxy is solicited on behalf of the board of directors of Qiao Xing Universal Resources, Inc. (the “Company”) for use at our annual meeting of shareholders to be held at 20th Floor, No. 633 King’s Road, North Point, Hong Kong, on Friday, December 24, 2010, and at any adjournment. In addition to mail, proxies may be solicited by personal interview, telephone or telegraph by our officers, directors and other employees, who will not receive additional compensation for such services. We may also request brokerage houses, nominees, custodians and fiduciaries to forward the soliciting material to the beneficial owners of stock held of record and will reimburse them at the rates suggested by the New York Stock Exchange. We will bear the cost of this solicitation of proxies, which is expected to be nominal. Proxy solicitation will commence with the distribution of this proxy statement on or about November 3, 2010.
     Execution and return of the enclosed proxy will not affect your right to attend the meeting and to vote in person. If you execute a proxy, you still retain the right to revoke it at any time prior to exercise at the meeting. A proxy may be revoked by delivery of written notice of revocation to our Secretary, by execution and delivery of a later proxy or by voting the shares in person at the meeting. A proxy, when executed and not revoked, will be voted in accordance with its instructions. If there are no specific instructions, proxies will be voted “FOR” the election as directors of those nominees named in the proxy statement, and in accordance with the proxy holders best judgment on all other matters that may properly come before the meeting.
     The form of proxy provides a method for you to withhold authority to vote for any one or more of the nominees for director while granting authority to vote for the remaining nominees. The names of all nominees are listed on the proxy. If you wish to grant authority to vote for all nominees, check the box marked “FOR.” If you wish to withhold authority to vote for all nominees, check the box marked “WITHHOLD.” If you wish your shares to be voted for some nominees and not for one or more of the others, check the box marked “FOR” and indicate the name(s) of the nominee(s) for whom you are withholding the authority to vote by writing the name(s) of such nominee(s) on the proxy in the space provided.
PURPOSE OF MEETING
     As stated in the notice of annual meeting of shareholders accompanying this proxy statement, the business to be conducted and the matters to be considered and acted upon at the meeting are as follows:
     1. The election of five directors to hold office for the term specified herein or until their successors are elected and qualified; and
     2. The transaction of such other business as may properly come before the meeting or any adjournment.
VOTING AT MEETING
     Our voting securities consist solely of common stock, $.001 par value per share.

     The record date for shareholders entitled to notice of and to vote at the meeting is the close of business on October 29, 2010, at which time we had outstanding and entitled to vote at the meeting 92,974,104 shares of common stock. Shareholders are entitled to one vote, in person or by proxy, for each share of common stock held in their name on the record date. Shareholders representing a majority of the common stock outstanding and entitled to vote must be present or represented by proxy to constitute a quorum.
     The election of each director will require the affirmative vote of the holders of a majority of the common stock present or represented by proxy at the meeting and voting thereon. Cumulative voting for directors is not authorized and proxies cannot be voted for more than five nominees.
STOCK OWNERSHIP
     The following table sets forth certain information regarding the beneficial ownership of our shares of common stock as of October 15, 2010 by:
•	each person who is known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our current executive officers and directors and the current nominee for director; and

•	all current directors and executive officers as a group.
     As of October 15, 2010, we had 92,093,426 shares of our common stock issued and outstanding.
     This information gives effect to securities deemed outstanding pursuant to Rule 13d-3(d)(l) under the Securities Exchange Act of 1934, as amended.
     The address for each person named below is c/o Qiao Xing Universal Resources, Inc., Qiao Xing Science Industrial Park, Tang Quan, Huizhou City, Guangdong, People’s Republic of China 516023.

	Number		Percent
Name of Beneficial Holder	Shares Beneficially Owned

Wu Holdings Limited	6,819,000	(1)	7.4
Rui Lin Wu	39,819,000	(1)	43.2
Xiu Feng Shi	0		0
Zhi Yang Wu	0		0
Aijun Jiang	0		0
Rick Wenjun Xiao	0		0
Ze Yun Mu	0		0
Edward Tsai	0		0
Yi Hong Zhang	0		0
Zhi Min Guo	0		0
All directors and executive officers as a group (7 persons)	39,819,000		43.2

(1)	Wu Holdings Limited is a British Virgin Islands corporation which is wholly owned by the Qiao Xing Trust. The Qiao Xing Trust is a Cook Islands trust which was formed for the primary benefit of Zhi Jian Wu Li, the youngest son of Rui Lin Wu, our chairman. The 6,819,000 shares of common stock owned of record and beneficially by Wu Holdings Limited may be deemed to also be beneficially owned by Rui Lin Wu (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) since he may be deemed to have and/or share the power to direct the voting and disposition of such shares.
BOARD OF DIRECTORS
     Our board of directors has the responsibility for establishing broad corporate policies and for our overall performance, although it is not involved in day-to-day operating details. The board meets regularly throughout the year, including the annual organization meeting following the annual meeting of shareholders, to review significant developments affecting us and to act upon matters requiring board approval. It also holds special meetings as required from time to time when important matters arise requiring board action between scheduled meetings.
Audit Committee
     We have established an audit committee, which currently consists of Dr. Edward Tsai, Ze Yun Mu and Yi Hong Zhang. Its principal functions include:
•	recommending annually to our board of directors the appointment of our independent public accountants;

•	discussing and reviewing the scope and the fees of the prospective annual audit and review the results with the independent public accountants;

•	reviewing and approving non-audit services of the independent public accountants;

•	reviewing compliance with our existing accounting and financial policies;

•	reviewing the adequacy of our financial organization; and

•	reviewing our management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with U.S. federal and state laws relating to financial reporting.
Nominating Committee
     We have established a nominating committee, which currently consists of Dr. Edward Tsai, Ze Yun Mu and Yi Hong Zhang. Its principal functions include:
•	assessing the size and composition of the board of directors in light of our operating requirements and existing social attitudes and trends;

•	developing membership qualifications for the board of directors and all board committees;

•	monitoring compliance with board of director and board committee membership criteria;

•	reviewing and recommending directors for continued service as required based on our evolving needs;

•	coordinating and assisting management and the board of directors in recruiting new members to the board of directors; and

•	investigating suggestions for candidates for membership on the board of directors and recommending prospective directors, as required, to provide an appropriate balance of knowledge, experience and capability on the board of directors, including stockholder nominations for the board of directors.
Compensation Committee
     We have established a compensation committee, which currently consists of Dr. Edward Tsai, Ze Yun Mu and Yi Hong Zhang. Its principal functions are:
•	reviewing and approving corporate goals and objectives relevant to the compensation of the chief executive officer and other executive officers;

•	evaluating the chief executive officer’s performance in light of such goals and objectives at least annually and communicating the results to the chief executive officer and the board of directors;

•	setting the chief executive officer’s compensation levels based on the foregoing evaluation (including annual salary, bonus, stock options and other direct and indirect benefits), with ratification by the independent directors of the full board of directors; and

•	setting the other executive officers’ compensation levels (including annual salary, bonus, stock options and other direct and indirect benefits).
     No director attended fewer than 75 percent of the aggregate of the total number of meetings of the board of directors and the total number of meetings held by all committees of the board on which he or she served.
     Each non-employee director is compensated separately for service on the board and is reimbursed for expenses to attend board and committee meetings.
ELECTION OF DIRECTORS
     We currently have six directors on our board of directors. However, two of our current directors, Mr. Zhi Yang Wu and Mr. Zhi Min Guo, are not standing for reelection. There are no disagreements between the Company and Messrs. Wu and Guo.
     At the meeting, five directors are to be elected and one seat on the board of directors is expected to remain vacant. Each director will be elected for a one-year term or until his successor is elected and qualified.
     Shares represented by properly executed proxies will be voted, in the absence of contrary indication or revocation by the shareholder granting such proxy, in favor of the election of the persons named below as directors. The person named as proxy has been designated by management and intends to vote for the election to the board of directors of the persons named below. If any nominee is unable to serve as a director, the shares represented by the proxies will be voted, in the absence of contrary indication, for any substitute nominee that management may designate. We know of no reason why any nominee would be unable to serve. The information presented with respect to the nominees was obtained in part from each of them and in part from our records.
Nominees for Election as Directors

Name	Age	Position

Rui Lin Wu	58	Chairman and Chief Executive Officer
Xiu Feng Shi	51	Nominee for Director
Ze Yun Mu	44	Independent Director
Edward Tsai	53	Independent Director
Yi Hong Zhang	68	Independent Director
     None of our directors and officers was selected pursuant to any agreement or understanding with any other person.
     Mr. Rui Lin Wu is the chairman and chief executive officer of XING. He is XING’s founder and has over 20 years of experience in the telecommunications industry. He is responsible for XING’s overall strategic planning, policy making and finance. Prior to his career in the telecommunications industry, he was a general manager of a fashion and garment factory from 1980 to 1986. Currently, Mr. Wu is the executive commissioner of the China National Association of Industry and Commerce, senior analyst of the China National Condition and Development Research Center, and a member of the Poverty Fund of China. Mr. Wu has also served as the vice chairman of QXM and a director of CECT since February 2003. Mr. Wu is a citizen of the People’s Republic of China.
     Mr. Xiu Feng Shi has been director of product division for Real Gold Ming Limited since April 2007. Real Gold Mining Ltd. is listed on the Hong Kong Stock Exchange (HKSE) and is controlled by Mr. Wu through his beneficial ownership of Lead Honest Management Limited. From December 2004 to April 2007, Mr. Shi served as division chief for Chifeng Jinxing Mining Co., Ltd. Mr. Shi served as deputy chief and technology chief engineer for Fuda Gold Mine from October 2002 to November 2004. From April 1996 to September 2002, Mr. Shi led production planning, statistics and scheduling for the Honghuagou Gold Mine. Mr. Shi is a citizen of the People’s Republic of China.

     Mr. Ze Yun Mu has served as an independent director since September 15, 2003. Mr. Mu had also served since 1998 as the external affairs director for Huizhou Wei Guo Machinery Factory and served as a technician for them from 1990 to 1998. Mr. Mu is a citizen of the People’s Republic of China
     Dr. Edward Tsai has served as an independent director since December 2007. Dr. Tsai has been the chairman of Paradigm Venture Partners L.L.C. since August 2000, a business engaged in venture capital funds management. From February 1997 to February 2000, he served as president of Allianz President General Insurance Co. Dr. Tsai was president and chief executive officer of President Investment Trust Corp. from January 1994 to February 1997 engaged in mutual funds management. He was an attorney-at-law with Baker & McKenzie from October 1989 to January 1994 and with Diepenbrock, Wolff, Plant & Hannagen from August 1988 to October 1989. Dr. Tsai received his J.D. degree from Santa Clara University in 1988, his LL.M. degree from Tulane University in 1983, his LL.B. degree from Chinese Culture University in 1979 and the Executive Program of Business Management from National Cheng-Chi University in 1998. Dr. Tsai is a citizen of the Republic of China.
     Mr. Yi Hong Zhang has served as an independent director since December 2004. Since 2004, he has served as senior advisor and independent director of Guangzhou Hualin Enterprise Group. From 2001 through 2003, Mr. Zhang was the standing deputy director of the leadership panel for technical assessment under the Guangdong Science and Technology Institute. From 2000 to 2001, he served as chairman and general manager of Guangdong Zhongping Yueke Appraisal Co., Ltd. From 1994 to 1999, Mr. Zhang served as head of the Guangdong Science and Technology Appraisal Center. Mr. Zhang is a citizen of the People’s Republic of China.
Compensation of Directors and Executive Officers
     The aggregate compensation which we paid to all of our directors and executive officers as a group with respect to our fiscal year ended December 31, 2009 on an accrual basis, for services in all capacities, was Rmb 2,468,112 (US$361,580). During the fiscal year ended December 31, 2009, we contributed an aggregate amount of Rmb 30,000 (US$4,395) toward the pension plans of our directors and executive officers.
Executive Service Contract
     We have not entered into an employment agreement with Mr. Rui Lin Wu. Currently, Mr. Wu serves as our chairman and chief executive officer. He receives a director fee of Rmb 223,560 (US$32,752) and a salary of Rmb 0 (US$ 0) for 2009. Mr. Wu’s remuneration package includes benefits with respect to a motor car.
Options and Warrants Outstanding
     As of October 29, 2010, the following options and warrants to purchase shares of our common stock were outstanding:
•	warrants to purchase an aggregate of 407,971 shares of common stock at US$14.30 per share at any time until October 31, 2010 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of 2,000,000 shares of our common stock at US$12.00 per share (“October 2006 SPA Warrants”)

•	warrants to purchase an aggregate of 545,455 shares of common stock at US$14.30 per share at any time until October 31, 2011 which we granted to two accredited investors and the placement agent in October 2006 in connection with the sale of US$26,000,000 of our senior convertible notes (“October 2006 CB Warrants”)

•	warrants to purchase an aggregate of 736,016 shares of common stock at US$10.19 per share at any time until August 17, 2012 which we granted to two accredited investors and the placement agent in August 2007 in connection with the sale of US$25,000,000 of our senior convertible notes (“August 2007 CB Warrants”)

     Each of the foregoing warrants contains provisions for the adjustment of exercise price and number of warrant shares in the event of “Dilutive Issuances” as defined therein.
Accordingly, the number of shares issuable upon exercise of the warrants and the exercise price of the following warrants have been adjusted pursuant to the “Dilutive Issuances” provisions as follows:
1.	October 2006 SPA Warrants — to purchase 3,362,524 shares of common stock at US$1.735 per share

2.	October 2006 CB Warrants — to purchase 4,495,681 shares of common stock at US$1.735 per share

3.	August 2007 CB Warrants — to purchase 4,322,768 shares of common stock at US$1.735 per share
     THE BOARD OF DIRECTORS RECOMMENDS TO THE SHAREHOLDERS THAT YOU VOTE FOR THE ELECTION OF SUCH NOMINEES.
CERTAIN TRANSACTIONS
     The following table is provided to facilitate your understanding of the relationships between us and each of the following related parties and their transactions with us during the fiscal year ended December 31, 2009.
     Name and relationship of related parties:

Name of related parties	Existing relationship with the Company

Mr. Zhi Jian Wu Li	Major shareholder
Mr. Rui Lin Wu	Director and father of Mr. Zhi Jian Wu Li
Wu Holdings Limited	Intermediate holding company
Exquisite Jewel Limited	Minority shareholder
Metrolink Holdings Limited	Minority shareholder
Specialist Consultants Limited	Minority shareholder
Qiao Xing Group Limited (“QXGL”)	Common director and minority shareholder of CECT, QXCI and QXPL
Huizhou Qiaoxing Famous Science & Technology Co., Ltd. (“QFST”)	A company 80% owned by QXGL
     Summary of related party transactions is as follows:

	2007	2008	2009
	RMB’000	RMB’000	RMB’000	US$’000

Property management fee paid and payable to:
- QXGL	100	119	55	8
Sales to:
- QFST	95,514	133,611	63,616	9,315
     Mr. Rui Lin Wu (held in trust for Mr. Zhi Jian Wu Li), Exquisite Jewel Limited, Metrolink Holdings Limited and Specialist Consultants Limited, the Company’s shareholders provided shareholders loan to the Company at amount of RMB6,729,000. The loans are denominated in United States Dollar and are non-interest bearing. The shareholders have agreed not to make demand on the Company and its subsidiaries (the “Group”) for repayment before January 1, 2010. For financial reporting purposes for the year ended December 31, 2009, interest expense of approximately RMB437,000 (US$64,000) (2008: RMB437,000; 2007: RMB487,000) was imputed based on the cost of borrowings of approximately 6.5% (2008: 6.5%; 2007: 6.5%) per annum and was recorded as interest expense and shareholders’ contribution in the consolidated financial statements.
     During each of the periods presented, the Company entered into various loan agreements with commercial banks in the PRC at terms ranging from three months to one year. The principal amounts of these short-term loans are repayable at the end of the loan period, while the related interest expense is payable on a monthly or quarterly basis.

     Short-term bank borrowings are secured by the following:

	2008	2009
	RMB’000	RMB’000	US$’000

Pledged of:
- Bank deposits of the Group	136,299	251,720	36,877
- Bills receivable of the Group	40,000	—	—
Guarantees provided by:
- QXGL	160,000	50,000	7,321
- QXGL and directors	360,000	290,000	42,463
- Directors	218,500	68,500	10,030
     On April 6, 2009, the Company acquired a 100% equity interest in CLJC in a cash-and-stock transaction from Mr. Wu Rui Lin, the president of the Company. CLJC was valued at approximately US$110 million. The Company paid US$30 million in cash and issued 40,000,000 shares of the Company’s common stock valued at US$2.00 per share to Mr. Wu Rui Lin. The closing share price of the Company’s common stock as of the acquisition date was US$1.73 per share. The Company also issued 2,100,000 shares to a financial consulting firm and 100,000 shares to a law firm for services in connection with the acquisition.
     CLJC, through its wholly owned Chinese subsidiaries, owns the right to receive the expected economic residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in China. Haozhou Mining owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the People’s Republic of China (the “Acquisition”). Through exploration of 32.34 square kilometers, it was concluded that there is a reserve of 30,985 tons of molybdenum metal and an abundance of other types of mineralization, which was supported by the Technical Report issued by Behre Dolbear Asia, Inc. Haozhou intends to explore for additional mineralization on the remaining 21.56 square kilometers in the future.
     The Mine is located in Chifeng, which is a strategically important base for China’s mineral resources industry; the average grade of the molybdenum reserves of the Mine is 0.40%, which is very high compared with the global average for molybdenum mines; transportation, supply of water and electricity are economically accessible; Chifeng Haozhou is managed by a team of mining experts with demonstrated experience who are capable of operating a mining business; it has all necessary permits, approval from the PRC government authorities to explore and extract minerals from the mines, as well as environment protection permits and safety permits; the infrastructure and the initial production facility (the “Initial Project”) are believed to be sufficient to support the capacity of processing 435,000 tons of ores and producing 2,817 tons of molybdenum concentrate product annually (equivalent to 1,378 tons of molybdenum metal). The Mine commenced commercial operations in July 2009. It is planned that, as of 2011, the production capacity will eventually increase to a level to process 540,000 tons of ores and produce 3,526 tons of molybdenum concentrate on an annual basis.
     Since the Acquisition constituted a material related party transaction, the Board of Directors of the Company determined to establish an independent special acquisition committee (the “Committee”) to evaluate and negotiate with Mr. Wu with respect to the Acquisition. In order to maintain the independence of the Committee, Mr. Rui Lin Wu (our Chairman and CEO) and Mr. Zhi Yang Wu (our Vice Chairman and eldest son of Rui Lin Wu) were excluded from membership on the Committee.
The members of the Committee and their respective relationships with the Company and our Board of Directors were as follows:
(i) Mr. Qian Mao Gen, senior geological engineer, was engaged as a consultant to the Company in connection with the Company’s diversification efforts into the resources industry in 2007 and was appointed as a member of the Committee in February 2009.
(ii) Mr. Peng Bin, geological engineer, was engaged as a consultant to the Company in connection with the Company’s diversification efforts into the resources industry in 2007 and appointed as a member of the Committee in February 2009.

(iii) Dr. Edward Tsai was elected as a independent director of the Company and appointed as a member of the Company’s audit committee in December 2007 and was appointed as a member of the Committee in February 2009.
(iv) Professor Yi Hong Zhang was elected as a independent director of the Company and appointed as a member of the Company’s audit committee in December 2004 and was appointed as a member of the Committee in February 2009.
(v) Mr. Ze Yun Mu was elected as a independent director of the Company and appointed as a member of the Company’s audit committee in September 2003 and was appointed as a member of the Committee in February 2009.
     Mr. Wu and the Committee agreed that the consideration for the Acquisition should be based on the valuation report of a reputable valuation firm. The management of the Company recommended American Appraisal China Limited to the Committee. The Committee had a discussion with Mr. Wu, and both parties agreed to engage American Appraisal China Limited to serve as the internal valuator for the Acquisition and required American Appraisal China Limited to provide to the Committee a price range in its valuation report to facilitate the negotiation between the Committee and Mr. Wu. American Appraisal is a large independent worldwide valuation consulting firm with more than 50 offices in five continents, providing multi-disciplined appraisal services in business, real estate and industrial valuation. American Appraisal China Limited does not have any past and present affiliations with the Company other than prior valuation projects which it performed for the Company in the past.
     The US$110,000,000 purchase price for the Acquisition was reached by negotiations between Mr. Wu and the Committee based primarily on the valuation report of American Appraisal China Limited as of November 30, 2008 which established a valuation range of US$77,013,000 to US$128,957,000. The appraisal report served as an internal reference for the negotiation of the purchase price for the Acquisition.
INDEPENDENT PUBLIC ACCOUNTANTS
     A representative of Crowe Horwath & Company LLP is expected to attend the meeting and will have the opportunity to make a statement if he or she so desires. This representative is expected to be available to respond to appropriate shareholder questions at that time.
PROPOSALS OF SHAREHOLDERS FOR PRESENTATION
AT NEXT ANNUAL MEETING OF SHAREHOLDERS
     Any shareholder of record who desires to submit a proper proposal for inclusion in the proxy materials relating to our next annual meeting of shareholders must do so in writing and it must be received at our principal executive offices by December 31, 2010. You must be a record or beneficial owner entitled to vote at the next annual meeting on your proposal and must continue to own such security entitling you to vote through the date on which the meeting is held.
ANNUAL REPORT
     Our annual report to shareholders concerning our operations during the fiscal year ended December 31, 2009, including audited financial statements, has been made available to all record holders as of the record date. The annual report is not incorporated in the proxy statement and is not to be considered a part of the soliciting material.
OTHER BUSINESS
     Our management is not aware of any other matters which are to be presented at the meeting, nor have we been advised that other persons will present any such matters. However, if other matters properly come before the meeting, the individual named in the accompanying proxy shall vote on such matters in accordance with his best judgment.

AVAILABILITY OF ANNUAL REPORT ON FORM 20-F
     UPON WRITTEN REQUEST, WE WILL PROVIDE, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009, TO EACH SHAREHOLDER OF RECORD OR TO EACH SHAREHOLDER WHO OWNED OUR COMMON STOCK LISTED IN THE NAME OF A BANK OR BROKER, AS NOMINEE, AT THE CLOSE OF BUSINESS ON OCTOBER 29, 2010. ANY REQUEST BY A SHAREHOLDER FOR OUR ANNUAL REPORT ON FORM 20-F SHOULD BE SENT TO OUR SECRETARY, QIAO XING UNIVERSAL RESOURCES, INC., QIAO XING SCIENCE INDUSTRIAL PARK, TANG QUAN, HUIZHOU CITY, GUANGDONG, PEOPLE’S REPUBLIC OF CHINA 516023 OR VIA E-MAIL AT RICK@QIAOXING.COM.
     The above notice and proxy statement are sent by order of the board of directors.

WENJUN XIAO
Secretary

November 3, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
PROXY
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
QIAO XING UNIVERSAL RESOURCES, INC.
TO BE HELD DECEMBER 24, 2010
     The undersigned hereby appoints Rui Lin Wu as the lawful agent and Proxy of the undersigned (with all powers the undersigned would possess if personally present, including full power of substitution), and hereby authorizes him to represent and to vote, as designated below, all the shares of common stock of Qiao Xing Universal Resources, Inc. held of record by the undersigned as of the close of business on October 29, 2010, at the Annual Meeting of Shareholders to be held on Friday, December 24, 2010, or any adjournment or postponement.

1.	ELECTION OF DIRECTORS

FOR all nominees listed below	WITHHOLD AUTHORITY
(except as marked to the contrary below)	to vote for all nominees listed below
R.L. Wu; X. F. Shi; Z.Y. Mu; Y.H. Zhang; E. Tsai
(INSTRUCTION: To withhold authority to vote for any nominees, write the nominees’ names on the space provided below.)

2.	In their discretion, the Proxies are authorized to vote upon any matters which may properly come before the meeting, or any adjournment or postponement thereof.
     It is understood that when properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder. WHERE NO CHOICE IS SPECIFIED BY THE SHAREHOLDER, THE PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS PROPOSED IN ITEM (1) AND IN FAVOR OF ITEM (2).
     The undersigned hereby revokes all previous proxies relating to the shares covered hereby and confirms all that each said proxy or his substitutes may do by virtue hereof.
Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated: , 2010	Signature

Signature if held jointly
PLEASE MARK, SIGN, DATE AND
RETURN THE PROXY CARD PROMPTLY
USING THE ENCLOSED ENVELOPE.
☐	PLEASE CHECK THIS BOX IF YOU INTEND TO BE PRESENT AT THE MEETING.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 3, 2010	Qiao Xing Universal Resources, Inc.
	By:	/s/ Rui Lin Wu
		Name:	Rui Lin Wu
		Title:	Chairman